UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 06, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith+Nephew First Quarter 2026 Trading Update
Q1 performance in line with expectations, full year outlook unchanged and new $500 million buyback announced
6 May 2026

Highlights
●     Q1 revenue $1,501 million (2025: $1,407 million), with underlying revenue growth of 3.1%, and reported revenue growth of 6.6% including a 350bps foreign exchange tailwind. There was one fewer trading day versus the prior year, with underlying revenue growth of 4.7% on an adjusted daily sales (ADS) basis

●     Group growth consistent with management's expectations, with growth across all business units and regions, strength in Sports Medicine offsetting weakness in US Knee Implants

●     More than half of growth again came from innovation launched in the last 5 years, with multiple product platforms delivering double-digit growth

●     New $500 million share buyback announced, reflecting confidence in 2026 performance and strong balance sheet and free cash flow generation

●     Full year 2026 guidance unchanged, with Smith+Nephew on track to deliver underlying revenue growth of around 6%, around 8% trading profit growth (around $1.3 billion post-acquisition of Integrity Orthopaedics), around $800 million free cash flow, and more than 10% adjusted ROIC (excluding impact of Integrity Orthopaedics)

(Financial Performance - Q1 2026 results unless otherwise stated, growth % and commentary are given on an underlying basis as defined on page 6 and are for the quarter ended 28 March 2026. In Q1 2026, the currency tailwind on reported growth versus underlying growth primarily reflected the strengthening of the Euro against the USD.)

Deepak Nath, Chief Executive Officer, said:

"First-quarter performance was in line with our expectations, with strong execution in Sports Medicine and solid performance in Advanced Wound Management and the rest of Orthopaedics offsetting the anticipated softness in US knees, reflecting the resilience and balance of our portfolio. For the first time, Sports Medicine is now larger than Orthopaedic Reconstruction and Robotics. And recent innovation continues to drive success across all three of our business units, with many of our newer product platforms achieving double-digit growth, including REGENETEN◊, CATALYSTEM◊, AETOS◊, FASTSEAL◊ and LEAF◊ among others.

"Our new RISE strategy has got off to a good start. While early days, we are making progress, including announcing additional clinical data demonstrating REGENETEN's superior effectiveness, further expanding our leading shoulder portfolio by completing the acquisition of Integrity Orthopaedics, and continuing to invest in expanding PICO◊ into additional wound segments.

"These help underpin our confidence in the future and we are on track to deliver on our full year guidance. As previously noted, revenue growth in 2026 will be weighted towards the second half of the year, driven by the ramp up of our exciting product launches, stabilisation in US skin substitutes and an improving trajectory in US knees.

"Today we are also announcing another share buyback, as we successfully deploy capital and our strong balance sheet, both to invest in future growth and to return incremental value to shareholders in the near term."

First quarter trading update

Our first quarter revenue was $1,501 million (2025: $1,407 million), reflecting underlying revenue growth of 3.1%. Reported revenue growth was 6.6%, including 350bps tailwind from foreign exchange. The first quarter of 2026 comprised 61 trading days, one fewer than the same period of 2025. On an ADS basis, underlying revenue growth was 4.7%.

Sports Medicine & ENT

	28 March	29 March	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Sports Medicine & ENT	491	444	10.4	6.7	-	3.7
Sports Medicine Joint Repair	281	247	13.8	10.0	-	3.8
Arthroscopic Enabling Technologies	163	146	10.8	6.7	-	4.1
ENT (Ear, Nose and Throat)	47	51	-7.2	-9.4	-	2.2

The strong Sports Medicine growth was broad-based and all regions contributed.

Sports Medicine Joint Repair growth was led by our shoulder repair portfolio, including double-digit growth from our REGENETEN Bioinductive Implant and the Q-FIX◊ KNOTLESS All-Suture Anchor. The roll-out of our CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant is going well, delivering strong growth in the quarter. The integration of Integrity Orthopaedics, and its Tendon Seam◊ technology for rotator cuff repair, acquired at the start of the year, is progressing as planned.

Arthroscopic Enabling Technologies growth was led by the WEREWOLF FASTSEAL 6.0 Hemostasis Wand and our video portfolio, as well as our service business. We saw strong demand in China where the Volume-Based Procurement (VBP) process has been delayed. We now expect this will be implemented in the beginning of the second half.

ENT underlying revenue declined, as expected, as we continued to reduce channel inventory in China in response to the expected VBP process in this segment. Growth was strong in Other Established Markets and Latin America, and we saw good demand for our ARIS◊ COBLATION Turbinate Reduction Wand.

Advanced Wound Management

	28 March	29 March	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Advanced Wound Management	411	385	6.6	2.2	-	4.4
Advanced Wound Care	194	173	11.7	4.9	-	6.8
Advanced Wound Bioactives	119	120	-1.1	-1.7	-	0.6
Advanced Wound Devices	98	92	7.0	1.9	-	5.1

Advanced Wound Management performance included strong growth from key platforms and recent launches offset by the reimbursement reset for skin substitutes and a strong comparative period in Advanced Wound Devices.

Advanced Wound Care performance included strong growth from our foam portfolio led by ALLEVYN◊ LIFE. The launch of ALLEVYN COMPLETE CARE in the US is going well and we will be expanding the launch into Europe in the second quarter.

Advanced Wound Bioactives saw a small underlying revenue decline driven by the reimbursement reset for skin substitutes in 2026. This is driving a decline in both volumes and pricing in non-surgical settings, particularly in mobile where we have limited exposure. We have also seen reduced billing efficiency and elevated inventory clearing in the system. The market is adapting slowly to the reimbursement changes but, so far, the impact on our business has been in line with our expectations. Looking ahead, we remain convinced of the long-term attractiveness of the skin substitute segment beyond this transition year. Elsewhere in the portfolio we saw double-digit growth from our enzymatic debrider SANTYL◊ reflecting distributor stocking patterns.

Advanced Wound Devices performance included good growth from our PICO Negative Pressure Wound Therapy System (sNPWT), driven by demand in surgical settings, and double-digit growth from the LEAF Patient Monitoring System as we continue to drive our pressure injury prevention strategy. While sales of our traditional RENASYS◊ NPWT System continue to be soft in the acute care channel in the US, it is performing well in post-acute, and we are continuing to expand into Emerging Markets.

Orthopaedics

	28 March	29 March	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Orthopaedics	599	578	3.7	0.8	-	2.9
Knee Implants	245	244	0.2	-2.8	-	3.0
Hip Implants	162	151	7.3	4.1	-	3.2
Other Reconstruction	31	29	9.3	6.0	-	3.3
Trauma & Extremities	161	154	4.5	2.4	-	2.1

The majority of our Orthopaedics portfolio delivered solid growth, with Hip Implants both in the US and outside the US, and Knee Implants outside the US, all beating the market, offsetting a decline in US Knee Implants. There was a headwind to growth this quarter from one fewer trading day, which is made up in Q4 2026.

This was the fourth consecutive quarter that US Hip Implants grew above the market, with underlying and reported revenue growth of 5.8%. This was driven again by the recently launched CATALYSTEM Primary Hip System as we increased our penetration of the direct anterior segment. We continue to invest in the further rollout of this product.

US Knee Implants declined -10.3% on both an underlying and reported basis. This sales softness reflects our continuing and deliberate trade-offs to balance growth, profit and asset efficiency ahead of the launch of our new kinematic LANDMARK◊ Knee System. We are being disciplined about set placement and in managing our customer tail to improve the quality of our base. The US market continues to shift towards cementless knees, and we are excited about the launch of the cementless version of LANDMARK, expected in the third quarter of 2026.

Looking ahead, while we continue to expect softness in sales performance versus the market, we anticipate an improving trajectory. We are stepping up set deployment for our recently launched LEGION◊ Medial Stabilized insert, which enhances the competitiveness of our LEGION Knee System and is performing strongly and will support incremental growth in LEGION CONCELOC◊, our cementless version of LEGION, which is currently growing double-digit.

Outside the US, Knee Implants delivered strong underlying revenue growth of 6.0% (reported growth 13.4%), driven by our JOURNEY◊ II Knee System. Hip Implants delivered underlying revenue growth of 2.1% (reported growth 9.4%) outside the US, led by the POLAR3◊ Total Hip System.

Other Reconstruction underlying revenue growth reflected a strong prior year comparator period, as well as contract mix as we continued to see good trends in system utilisation and penetration. First quarter highlights included our largest ever multi-system deal for the CORI◊ Surgical System with a US teaching institution.

Trauma & Extremities performance was driven by the EVOS◊ Plating System and IM Nail growth. We also drove strong double-digit growth from the recently launched AETOS Shoulder System. During the quarter we launched CORI Shoulder on the latest-generation CORI platform.

Orthopaedics leadership

Today we are also announcing the appointment of Nathan Folkert as President, Orthopaedics, replacing Craig Gaffin who will be leaving Smith+Nephew to pursue a new opportunity. Nathan will join later in May and brings with him more than two decades of global orthopaedics leadership experience, spanning commercial and operational roles across large medical technology organisations. He has held senior leadership roles at Stryker, Conmed and Zimmer, including as President of Zimmer's Trauma Division. Most recently, he has served as CEO of Orchid Orthopedic Solutions, where he led a significant business turnaround delivering profit growth and sustainable improvements.

We thank Craig for his contributions to the Company over the last seven years and wish him the best for the future.

Performance by geography

	28 March	29 March	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
geography	$m	$m	%	%	%	%
US	775	759	2.1	2.1	-	-
Other Established Markets(i)	469	427	9.8	1.0	-	8.8
Total Established Markets	1,244	1,186	4.9	1.7	-	3.2
Emerging Markets	257	221	16.0	10.5	-	5.5
Total	1,501	1,407	6.6	3.1	-	3.5
  (i) Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

Other Established Markets performance was led by growth from Canada and Australia & New Zealand. Emerging Markets growth was led by China, and we expect 2026 to be the first year since 2021 that China will not be a major headwind to Group revenue growth.

Delivering our RISE strategy

We are one quarter into the RISE strategy to accelerate growth and improve returns over the next three years. Execution against the strategy is on track and will support performance through 2026 and beyond.

To REACH more patients, we are focused on driving adoption of our portfolio by expanding into additional indications and geographies. Highlights in the quarter included the expansion of CATALYSTEM into Japan and the introduction of LEAF 3.0, a cloud-based update to our patient monitoring system.

To INNOVATE and enhance the standard of care, we continue to progress a patient-led approach to innovation, prioritising areas with the potential to improve outcomes. During the quarter we continued to build out the evidence base supporting our biologics portfolio, announcing new clinical data that compared REGENETEN implant patients with partial-thickness rotator cuff tears with patients receiving traditional suture anchor repair which indicated that early recovery time was halved. This is the third randomised controlled trial (RCT) demonstrating improved outcomes for the REGENETEN Bioinductive Implant compared with traditional rotator cuff repair techniques. We also announced five-year outcomes data indicating that patients treated with CARTIHEAL AGILI-C reported improved knee pain relief and quality-of-life measures.

To SCALE through strategic investment, we continued to allocate capital to targeted categories and channels. This includes the acquisition of Integrity Orthopaedics, announced in January. Tendon Seam's biomechanical approach to rotator cuff repair further expands our leading portfolio in shoulder pathology. The Group also continues to invest in expanding PICO into additional wound segments, including applications focused on preventing surgical site complications.

To EXECUTE efficiently, we are maintaining cost discipline and progressing the deployment of AI and data analytics to support improvements in selected business processes. During the quarter we created a digital twin within our supply chain which we are integrating into our end-to-end workflows to drive process optimisation and enhance decision-making.

New share buyback announced

Today, Smith+Nephew is announcing a share buyback of $500 million to be completed within the next twelve months.

The buyback demonstrates our commitment to disciplined capital allocation, balancing investment in strategic growth with the return of surplus capital to shareholders, in line with our framework. The buyback will be financed from free cash flow and existing cash balances.

The $500 million buyback announced today, together with the anticipated ordinary dividends, would result in us returning more than $835 million to shareholders over the next twelve months, equivalent to 6.3% of our market cap based on the closing price on 1 May 2026. This new buyback follows the $500 million buyback completed in 2025.

2026 guidance unchanged

We continue to expect the following results for the full year of 2026:

●     Underlying revenue growth around 6% for the full year, a new level for Smith+Nephew. This equates to reported revenue growth of around 7.7% based on exchange rates prevailing on 1 May 2026

●     Trading profit growth on an organic basis of around 8%

●     Around $800 million in free cash flow

●     Greater than 10% adjusted ROIC (excluding the impact of Integrity Orthopaedics)

As previously stated, we expect revenue leverage and operational savings to more than offset the headwinds in 2026 to drive trading profit growth ahead of revenue growth before acquisitions. Within this, we still expect around $60 million impact from tariffs and $20 to $40 million incremental impact from the reimbursement reset for skin substitutes. As previously disclosed, the acquisition of Integrity Orthopaedics is expected to be marginally dilutive to trading profit in 2026, broadly neutral in 2027 and accretive in 2028. Including this dilution, we expect 2026 trading profit to be around $1.3 billion based on current forecast exchange rates.

We expect a stronger second half to the year compared to the first half for both revenue and profit growth, in keeping with normal seasonal phasing plus a ramp-up of product launches, stabilisation in the skin substitutes market, an improving trajectory in US Knee Implants, and an extra trading day in the fourth quarter.

Analyst conference call

An analyst conference call to discuss Smith+Nephew's first quarter results will be held at 8.30am BST / 3.30am EDT on Wednesday 6 May 2026, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Forward calendar

Surgeon expert insights event in London 9 June 2026.

Results for the second quarter and first half of 2026 will be released on 4 August 2026.

Investor contacts

Emily Heaven, Smith+Nephew	+44 (0) 7811 919437
Craig Bijou, Smith+Nephew	+1 (475) 850-8282

Media contacts
Charles Reynolds, Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha Bharmal, Brunswick	+44 (0) 20 7404 5959

Reporting definitions

Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2025 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rates.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 06, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary
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